P.E. 2/22/02

02016658

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 21, 2002

GrandeTel Technologies Inc.
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

8th Floor, 398-402 Kwun Tong Road, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GrandeTel Technologies Inc.

By: [signature]
Name: Kin Yuen
Title: President

Date: February 21, 2002

The following exhibit is filed as part of this report on Form 6-K:

Description	Exhibit No.
Material Change Report filed through SEDAR with the British Columbia Securities Commission on February 21, 2002, with respect to Nakanichi Corporation and a certain bank loan of the registrant.	1

Exhibit "A"

MATERIAL CHANGE REPORT

SECTION 85 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)

1. REPORTING ISSUER

GrandeTel Technologies Inc. (the "Company")
10/F, The Grande Building
398 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

2. DATE OF MATERIAL CHANGE

February 21, 2002

3. PRESS RELEASE

A press release was issued in Toronto, Ontario on February 21, 2002.

4. SUMMARY OF MATERIAL CHANGES

Nakanichi Corporation, of which the Company owns 8.45 million shares (the "Nakimichi Shares"), has filed an application for Civil Rehabilitation with the Tokyo District Court. The Company has a bank loan of US$7 million from the Hongkong Bank of Canada (the "Loan"), which is secured by the Nakamichi Shares. The Hongkong Bank of Canada has requested alternative security for the Loan.

5. FULL DESCRIPTION OF MATERIAL CHANGES

Please see attached schedule "A".

6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable

7. OMITTED INFORMATION

Not applicable

8. SENIOR OFFICERS

For further information please contact Kin Yuen, President and Chief Executive Officer of the Company, at (852) 2304-7283.

9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Kowloon, Hong Kong this 21st day of February, 2002.

GRANDETEL TECHNOLOGIES INC.

"Kin Yuen"

Per: ______________________________

Kin Yuen
President and Chief Executive Officer

19325\214681\V1.TRS
210202/1202/W97

Schedule "A"

NEWS RELEASE

GRANDETEL TECHNOLOGIES INC. RELEASES FINANCIAL RESULTS

Toronto, Canada (February 21, 2002) – GrandeTel Technologies Inc. (OTC Bulletin Board: GTTIF) today made the following announcement. All figures are in Canadian dollars unless otherwise stated.

The Company has investment of 8.45 million shares of Nakamichi Corporation ("Nakamichi"), a company engaged in the design, manufacturing and distribution of audio and video equipment and whose shares are listed on the Tokyo Stock Exchange. Nakamichi filed application for Civil Rehabilitation ("CR") with the Tokyo District Court on February 19, 2002. The effect of a CR filing is similar to the U.S. Chapter 11 filing. The Tokyo Court is reviewing the application and a decision as whether to allow the application is expected to be revealed in about two weeks. In view of such incidence, the Company may have to fully provide for its investment in Nakamichi, which is stated in books at $26.4 million

The Company has bank loan of US$ 7 million from Hongkong Bank of Canada, which was secured by the Nakamichi shares. The one-year loan was renewed at end of 2001 for a five-year term. Grande, a major shareholder of the Company, has agreed to provide substitute collateral to replace the Nakamichi shares as securities for the loan.

In view of the Company's losses, its liquidity position, the Company may be unable to continue as a going concern. The Company is monitoring the development of the CR and will make additional announcement if necessary.

GrandeTel is a Canadian company with its principal executive offices in Hong Kong. The Company holds interests in joint venture companies that offer long distance discount voice and fax service in China.

CONTACT: GrandeTel Technologies Inc.
Kin Yuen, 852/2304-7283
Or by e-mail: gthklfna@hkstar.com